June 9, 2010

VIA ELECTRONIC TRANSMISSION
AND OVERNIGHT COURIER

Era Anagnosti, Esq.
Staff Attorney
United States Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 4631
100 F Street, N.E.
Washington, D.C. 20549-1004

  Re:
  Sabre Industries, Inc.
  Registration Statement on Form S-1
  Filed on: April 30, 2010
  File No.: 333-166432

Dear Ms. Anagnosti:

        Reference is made to the comments of the staff (the "Staff") of the Securities and Exchange Commission (the "Commission") with respect to the Registration Statement on Form S-1 (File No. 333-166432) (the "Form S-1") of Sabre Industries, Inc. ("Sabre" or the "Company"), in your letter dated May 27, 2010 (the "Comment Letter").

        We are writing to respond, on behalf of the Company, to the comments contained in the Comment Letter and to indicate the changes that are being made in Amendment No. 1 to the Form S-1 (the "Amendment") that will be filed with the Commission on today's date.

        For your convenience, your comments are set forth in this letter, followed by the Company's responses. References in the responses below in this letter to "we", "our", "us" or similar phrases refer to the Company.

General

1.
Please add to the prospectus as soon as possible all currently omitted information that is not subject to Rule 430A, including, for example, a bona fide estimate of the range of the maximum offering price for the shares, the maximum number of shares offered, and the amount of additional shares that the underwriters may purchase in connection with the over-allotment option. This information must be included on the prospectus cover page, as well as in the body of the prospectus. We will need adequate time to review this information once it is provided.

        The information currently omitted from the Form S-1 that is not subject to Rule 430A, including, for example, a bona fide estimate of the range of the maximum offering price for the shares, the maximum number of shares offered and the amount of additional shares that the underwriters may purchase in connection with the over-allotment option, has not yet been determined. We will file an amendment to the Form S-1 including such information as soon as it is available. We understand that the Staff will need adequate time to review this information once it is provided.

2.
Prior to the effectiveness of your registration statement, please arrange to have FINRA call us or provide us with a letter indicating that FINRA has no objection to the underwriter compensation discussed in the prospectus.

        We will arrange to have FINRA call the Staff or provide the Staff with a letter prior to the effectiveness of the Form S-1 indicating that FINRA has no objection to the underwriter compensation discussed in the prospectus.

3.
We note that you have yet to file a number of exhibits. Please file these exhibits as soon as possible so that we will have sufficient time to review them. We may have comments on these materials.

        We have filed certain of the remaining exhibits with the Amendment. We will file the balance of the exhibits as soon as they are available. We understand that the Staff may have comments on these materials.

Prospectus Cover Page

4.
Please revise the cover page to name only the lead or managing underwriters. The information on your cover page should be limited to the information required by Item 501 of Regulation S-K.

        We acknowledge the Staff's comment, and supplementally advise the Staff that each of the underwriters identified on the cover page of the prospectus is a "lead or managing underwriter" for purposes of the rules and regulations of the Commission. We note that "lead or managing underwriters" perform certain responsibilities in connection with the offering in exchange for a management fee. These services typically include, among other things, participation in drafting the prospectus and the registration statement, responding to the Staff's comments thereon, negotiating the terms of the underwriting agreement, due diligence on behalf of other prospective syndicate members who may subsequently be invited to participate in the offering and marketing the offering to potential accounts. Each of the firms listed on the cover page of the prospectus has acted in this capacity. As compensation for performing these responsibilities, each of these managing underwriters will participate in the management fee. In contrast, if other members join the underwriting syndicate, they will receive only a selling concession. We respectfully submit, therefore, that each of the firms listed on the cover page of the prospectus is a "lead or managing underwriter" of the offering for purposes of Item 501(b)(8) of Regulation S-K.

Prospectus Summary, page 1

General

5.
Please include where appropriate the complete mailing address and telephone number of your principal executive offices. See Item 503(b) of Regulation S-K.

        Pursuant to the Staff's comment, we have included the complete mailing address and telephone number of our principal executive offices in the prospectus summary under the caption "Corporate and Other Information" on page 6 of the Amendment.

Our Company, page 1

6.
Please disclose that the company is controlled by Corinthian Capital, a private investor and provide a brief description of the transaction by which Corinthian Capital obtained control. Please provide similar disclosure in the last paragraph of your "Our Company" discussion on page 52.

        Pursuant to the Staff's comment, we have disclosed that we are controlled by an affiliate of Corinthian Capital and have provided a brief description of the transaction by which such affiliate of Corinthian Capital obtained control in the prospectus summary under the caption "Corporate and Other Information" on page 6 of the Amendment and under the caption "Our Company" in the Business section on page 56 of the Amendment.

7.
Please balance the information regarding revenue and growth by discussing the most significant risks facing your business (e.g., your indebtedness).

        Pursuant to the Staff's comment, we have added disclosure regarding the most significant risks facing our business in the prospectus summary under the caption "Risks Associated with Our Business" on page 6 of the Amendment.

8.
Throughout the prospectus summary and the other sections of the prospectus you make statements that you are "a leading provider" (see, e.g., pages one, two, four, 27, 46 and 52). Please revise these statements to disclose the measure by which you have determined that you are a leader (e.g., revenues or number or magnitude of projects).

        Pursuant to the Staff's comment, we have revised the disclosure in the amendment to indicate that our determination of our status as a leader is based on management's estimates of tower and pole revenues in the industries in which we operate. See pages 1, 2, 4, 27, 49, 52, 55 and 56 of the Amendment.

Our Competitive Strengths, page 4

Our Growth Strategy, page 5

9.
We note the following statements made on page four and five of the prospectus summary and repeated in substance elsewhere in the prospectus:

•
We believe we have superior design and engineering capabilities that provide us with a significant competitive advantage.

•
We operate a purpose-built, state-of-the-art manufacturing and galvanizing facility strategically located in Alvarado, Texas. . . . We believe that this facility gives us a cost advantage over many of our competitors that do not have manufacturing and galvanizing operations located in the same facility.

•
Our reputation as a premier provider of wireless communications and electric T&D infrastructure products. . . .

  •
  We intend to leverage our established market leadership to serve the growing needs of the wireless communications infrastructure industry.

  •
  With the electric T&D infrastructure industry poised for significant investment over the coming years due to the upgrade and expansion of the aging and unreliable U.S. electric power grid. . . .

  •
  We seek to capitalize on our industry-leading reputation for protecting valuable wireless equipment. . . .

        Please provide us with an explanation of the basis for each of these statements.

        Each statement listed above is set forth below, followed by an explanation of the basis for such statement.

We believe we have superior design and engineering capabilities that provide us with a significant competitive advantage.

        This statement is based on the views of our management and technical staff with significant industry experience and industry consultants, customer testimonials and internally prepared market surveys and reviews. Over the years, our management has had the opportunity to observe, manage and critique the design and engineering systems of many of our competitors and of the industry in general. Based on this experience and the other bases noted above, we believe that our design and engineering capabilities are at least as strong as those of our competitors.

        Our management team includes seasoned professionals with industry experience that averages over 20 years per person. As a result, we believe that we have been successful in designing products that meet customer demands at low cost. The drawing packages that we present to our customers are praised by our customers for completeness, organization, compliance to specifications and consideration of the overall installation cost of the project to the customer.

        As an example, in 2008, when the U.S. Coast Guard's new national distress communications system, Rescue 21, which is also the primary U.S. maritime emergency system for the more than 78 million boaters and 13 million vessels that navigate coastal and intercoastal waters, was in jeopardy, the prime contractor of the project, a major defense industry contractor, asked us to step in to provide the necessary production and engineering support over a multi-year period. The prime contractor presented us with an award in recognition of our efforts on this project in October 2008.

We operate a purpose-built, state-of-the-art manufacturing and galvanizing facility strategically located in Alvarado, Texas. . . . We believe that this facility gives us a cost advantage over many of our competitors that do not have manufacturing and galvanizing operations located in the same facility.

        This statement is based on the following:

        We state that the manufacturing and galvanizing facility is "purpose-built" because we designed and built it specifically to manufacture certain of our products. Our facility was constructed to our own specifications. For example, the facility can accommodate the lengths of the raw steel plates and diameters of the finished steel poles that we use in our production process, providing a key advantage over pre-existing facilities that may not have been able to accommodate such production inputs. Work stations are laid out to minimize material handling and optimize product throughput, thus leading to more efficient work flow.

        The statement that the manufacturing and galvanizing facility is "state-of-the-art" is based on reports from a hired consultant and management's beliefs based on industry experience. Management believes that our equipment, experienced management team and manufacturing consultants and consistent review of performance metrics help make the facility one of the most modern and productive of its kind.

        We state that the manufacturing and galvanizing facility is "strategically located" in Alvarado, Texas because it is close to some of the largest projects using our products in Texas, Oklahoma, New Mexico, Nevada, Colorado and Utah, while still centrally located to projects in the upper Midwest and in the East so as to enable us to compete with our closest competitors. In addition, we believe that the facility's location in Texas is strategic because Texas is a trucking industry hub, which allows us to ship our products anywhere in the United States on a competitive basis.

        The primary advantage of having our own galvanizing facility located on the same premises as our manufacturing facility is the cost savings that we realize by not having to ship the heavy steel structures we produce to another site for galvanizing or pay a third-party vendor for galvanizing services. Please see our response to Comment 25 below.

Our reputation as a premier provider of wireless communications and electric T&D infrastructure products. . . .

        This statement is based on the make-up of our customer base, which includes North America's premier wireless service providers, utilities, tower management companies, regional transmission organizations, and engineering, construction and broadcast companies, repeat business from such customers and customer testimonials. We respectfully submit that the following customer testimonials typify the general reaction we receive from our customers. Each testimonial was received from a different customer.

        "When the New York City Fire Department needed to upgrade the emergency response system in the five boroughs, they knew it would have to be done without interrupting service. That's why we contracted [Sabre Towers and Poles]. The team resolved difficult engineering issues, designed and manufactured the towers, and handled critical scheduling concerns while ensuring uninterrupted service for the active FDNY Dispatch Communication Offices. Their personal dedication and professionalism made it possible to complete the project on schedule and within budget. We look forward to working with Sabre on future projects both in the United States and around the globe."

        "We had a project that needed to be completed in very quick order. Shipping time was critical. Sabre Tubular Structures understood the challenge we were facing and offered an innovative solution. They manufactured the poles and coordinated the delivery to meet our project timeline. Plus, their people were very pleasant to work with. From start to finish, Sabre Tubular Structures provided us with outstanding customer service."

        "We need to start our projects on time, and we know there will always be changes. The folks at Sabre Tubular Structures understand that every project is important. Their engineers address our modifications quickly and keep our projects on schedule. We work with Sabre Tubular Structures because we know that we can trust them to offer us the best price, on-time delivery and the flexibility to make changes when necessary."

        "Turnkey installation is an important issue on all our tower projects. When working on a public safety tower project, it is critical that the company we choose to supply the tower does more than just sell us the steel. [Sabre Towers and Poles] does just that—supplies the tower, installs the foundation and coordinates erection of the structure all with a very competitive price. We work with Sabre because we know they will give us the customer service we need to get the project done on time and within our budget."

        "It takes more than hard work and dedication to be successful in this industry. It also requires that you choose your suppliers carefully. We choose Sabre Site Solutions for tower and site accessories. They provide us with quality products at contractor-friendly prices, and their customer service is second to none. Sabre Site Solutions is always willing to go the extra mile to assure that the proper material is delivered on time. The old saying 'you're only as good as the people you surround yourself with' holds true—Sabre Site Solutions has been instrumental in the success of many of our projects."

        "[We] chose Sabre weathering steel power poles to replace our woodpecker damaged wood poles on [our] remote Stanley 69kV/24.9kV feeder. [We have] found that steel poles provide the woodpecker protection, reliability and longevity needed for this inaccessible power line. Throughout the entire project, Sabre Tubular Structures was great to work with. Sabre's costs were very competitive and the poles are top-notch. Sabre's product manager kept [us] up-to-date on lead times, and the pole deliveries were right in line with what [we were] quoted. Sabre Tubular Structures provided [us] with excellent customer service."

We intend to leverage our established market leadership to serve the growing needs of the wireless communications infrastructure industry.

        This statement is based on our leadership position in the markets in which we operate, the expected growth of such markets and our ability to serve increased demand for our products. Please see our response to Comment 8 above.

With the electric T&D infrastructure industry poised for significant investment over the coming years due to the upgrade and expansion of the aging and unreliable U.S. electric power grid . . .

        This statement is based on industry data disclosed in the Form S-1. For example, according to the Edison Electric Institute, or EEI, members of EEI are expected to spend $11.1 billion annually on transmission projects in 2010, up from $5.7 billion in 2004. According to the North American Electric Reliability Corporation, or NERC, additional investment in the electric T&D infrastructure will help ensure the reliability of the electric T&D system and reduce transmission congestion. According to the U.S. Department of Energy, or DOE, the U.S. electric infrastructure system is aging, inefficient, congested and incapable of meeting future U.S. energy needs without operational changes and substantial capital investment over the next several decades, as 70% of transmission lines and transformers are 25 years or older and 60% of circuit breakers are more than 30 years old.

We seek to capitalize on our industry-leading reputation for protecting valuable wireless equipment . . . .

        We believe that we have an industry-leading reputation based on the make-up of our customer base, which includes North America's premier wireless service providers, such as AT&T, Sprint, T-Mobile and Verizon, repeat business from such customers and customer testimonials. Please see the description of our work on the Rescue 21 project and several of our customer testimonials set forth above.

Risks Associated with our Business, page 6

10.
We note your statements relating to industry and market data used in the prospectus. For example, you state that you "have not independently verified the information, and the publishers and other sources of this data do not guarantee the accuracy or completeness of the information." Please note that you are responsible for the entire content of the registration statement and that you may not use language that would be interpreted as a disclaimer of the information you have chosen to include in the filing. Please revise accordingly.

        We acknowledge that we are responsible for the entire content of the Form S-1 and that we may not use language that would be interpreted as a disclaimer of the information we have chosen to include in the filing. We respectfully submit that we believe that the language in the Form S-1 does not purport to disclaim our responsibility for any of the information in the Form S-1.

Risk Factors, page 11

11.
We note your disclosure in the second sentence of the introductory paragraph about currently immaterial risks which in the future may be deemed to represent risks material to your business. Please note that your risk factor disclosure should discuss only material risks that are currently affecting your business. Please remove or revise your disclosure to only address such currently material risks.

        Pursuant to the Staff's comment, we have removed the disclosure regarding currently immaterial risks. Please see page 11 of the Amendment.

Our success and growth strategy depend on our senior management . . . . page 13

We face strong competition in our markets, page 13

If we are unsuccessful in further penetrating our existing markets . . . . page 13

12.
In their current form, these risk factors do not appear to be tailored to your business and could apply to many issuers and offerings. Please revise these risk factors to focus on your business and your offering.

        Pursuant to the Staff's comment, we have revised these risk factors on page 13 of the Amendment to focus on our business and our offering.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 27

Factors and Trends Affecting Our Results of Operations, page 27

Capital Expenditure Budgets of our Customers, page 27

13.
Please provide examples of pending infrastructure projects referenced at the end of the paragraph.

        Pursuant to the Staff's comment, we have added an example of the pending infrastructure projects referenced at the end of the paragraph on page 28 of the Amendment.

Customer Concentration, page 28

14.
Based on your discussion, it appears that you enter into contractual arrangements with your significant customers. Please tell us what consideration you have given to summarizing the material terms of these contracts and filing them as exhibits pursuant to Item 601(b)(10) of Regulation S-K.

        We have determined that none of the contracts with our significant customers fall within the definition of a material contract for purposes of Item 601(b)(10) of Regulation S-K, as they are made in the ordinary course of business and our business is not substantially dependent on any of such contracts.

International Sales, page 29

15.
We note that you "plan to broaden our presence internationally, particularly in geographic regions that are still building infrastructure for wireless communications networks and lack local infrastructure suppliers that are able to serve their needs." Please identify the regions or countries in which you believe such expansion may be possible.

        Pursuant to the Staff's comment, we have identified on page 29 of the Amendment the regions in which we believe expansion of our presence is possible, including the Middle East, Africa, Central America and South America.

Results of Operations, page 30

16.
We note that you have identified numerous factors that impacted your results during the periods presented. Please revise your disclosures to quantify the impact of each factor you identify, to the extent practicable. For example, please ensure that each discussion of consolidated and segment sales quantifies and addresses the impact of changes in price, changes in volume, changes in product mix, and acquisitions.

        Pursuant to the Staff's comment, we have revised the disclosures on pages 30 through 40 of the Amendment to quantify the impact of the identified factors and have ensured that each discussion of consolidated and segment sales quantifies and addresses the impact of changes in price, changes in volume, changes in product mix and acquisitions, as applicable.

17.
We note your disclosures related to a sale-leaseback. Please revise your disclosures to clarify: why and with whom you entered the transaction, when and how the related facilities were acquired, how significant the facilities are to your production capacity, and the impact on your results. Also, please address the status of all your facilities, including information regarding current capacity and utilization during the periods presented.

        Pursuant to the Staff's comment, we have revised the disclosures relating to the sale-leaseback transaction, including why and with whom we entered the transaction, when and how the related facilities were acquired, how significant the facilities are to our production capacity and the impact on our results. Please see pages 31 and 33 of the Amendment. We have also revised the disclosures to address the status of our facilities, including information regarding current capacity and utilization during the periods presented.

Year Ended April 30, 2008 Compared to the Period May 10, 2006 . . . . page 33

18.
Please clarify, if true, that the Sabre Communications Holdings transaction was related to Corinthian Capital's acquiring control of the company.

        The Sabre Communications Holdings transaction was related to Corinthian Capital's acquiring control of us. Pursuant to the Staff's comment, we have revised the disclosure on page 33 of the Amendment accordingly.

Liquidity and Capital Resources, page 40

19.
We note your reference to "certain financial covenants" associated with your term loans. Please disclose and discuss your compliance with and the specific terms of these covenants. For each material covenant, your disclosures should include the required and actual ratios/amounts for each period. Your disclosures should also address the risks and potential consequences of not complying with your debt covenants. Such disclosures may help investors understand the magnitude of and trends associated with actual and required ratios/amounts. See Sections I.D and IV.C of Release No. 33-8350, Interpretation—Commission's Guidance Regarding Management's Discussion and Analysis of Financial Condition and Results of Operations on our website at http://www.sec.gov/rules/interp/33-8350.htm#P180_57133.

        Pursuant to the Staff's comment, on pages 41 and 42 of the Amendment we have disclosed and discussed our compliance with and the specific terms of the financial covenants contained in our credit agreement, including the required and actual ratios and amounts for each period and the risks and potential consequences of not complying with the covenants contained in our credit agreement. In addition, we have added disclosure on pages 42 and 43 of the Amendment regarding the material terms of the proposed new credit agreement, which is currently anticipated to replace the existing credit agreement.

20.
Please address the potential risks and uncertainties regarding your ability to refinance the remainder of your long-term debt with a new credit facility.

        Pursuant to the Staff's comment, we have added disclosure to address the potential risks and uncertainties regarding our ability to refinance the remainder of our long-term debt with a new credit agreement. Please see page 43 of the Amendment.

Summary of Critical Accounting Policies and Estimates, page 41

Goodwill and Other Long-Lived Assets, page 41

21.
Please disclose how many reporting units you have and clarify how you determined them for purposes of testing goodwill for impairment in accordance with ASC 350-20-35-33.

        Pursuant to the Staff's comment, we have revised the disclosure on page 43 of the Amendment to more clearly identify the number of reporting units for purposes of the annual impairment assessment. We indentified our reporting units for purposes of the annual impairment assessment for goodwill by considering the criteria in ASC 280-10-50-1 ("Topic 280") for segment reporting. We have identified six operating segments that aggregate into two reportable segments for segment reporting under Topic 280. Please see our response to Comment 53 below. As required by ASC 350-20-35, the starting point for determining reporting units is at the operating segment level prior to any aggregation of operating segments under Topic 280. We considered whether any components were required to be separately evaluated as reporting units and did not identify any reporting units separate from the operating segments. The operating segment information reviewed by management does not include components of any of the operating segments at a lower level of detail. Accordingly, our six operating segments are the same as our six reporting units for purposes of the annual impairment assessment.

22.
To the extent that any of your reporting units have estimated fair values that are not substantially in excess of their carrying value and goodwill for these reporting units, individually or in the aggregate, could materially impact your operating results or equity, please provide the following disclosures for each reporting unit:

  •
  The identity of the reporting unit and corresponding reportable segment.

  •
  The amount of goodwill allocated.

  •
  The percentage by which fair value exceeds carrying value as of the most-recent step-one test.

  •
  A description of the assumptions that drive the estimated fair value.

  •
  A discussion of any uncertainties associated with the key assumptions. For example, to the extent that you have included assumptions in your discounted cash flow model that deviate from your historical results, please include a discussion of these assumptions.

  •
  A discussion of any potential events, trends and/or circumstances that could have a negative effect on the estimated fair value.

  •
  Any other material and useful information you gather and analyze regarding the risks of recoverability of your goodwill.

  If you have determined that estimated fair values substantially exceed carrying values for all of your reporting units, please disclose that determination. Refer to Item 303 of Regulation S-K and Sections 216 and 50l.14 of the Financial Reporting Codification for guidance.

        Pursuant to the Staff's comment, we have revised the disclosure on pages 43 and 44 of the Amendment to specifically outline these additional facts relating to our reporting units and the results of our most recent annual impairment test.

23.
Please also provide similar disclosures, as applicable, for any intangible assets or asset groups for which you have determined that estimated fair values are not substantially in excess of carrying values to the extent that they could materially impact your operating results or equity.

        Pursuant to the Staff's comment, we have revised the disclosure on pages 44 and 45 of the Amendment to specifically outline these additional facts relating to our reporting segments with respect to indefinite-lived intangibles other than goodwill. There are no other asset groups for which a potential impairment was identified.

Industry, page 46

General

24.
We note that the disclosures throughout your Industry and Business discussions, including the prospectus summary, incorporate statistical information, estimates and other industry data; however, you do not disclose the basis for some of the assertions made in your disclosure and it is unclear whether the cited information is publicly available or whether it was funded or paid by you. If you do not have appropriate independent support for a statement, please revise the language to make clear that it is management's belief based on your experience in the industry, if true, or disclose the source.

        Pursuant to the Staff's comment, we have disclosed the sources of statistical information, estimates and other industry data throughout the Industry and Business discussions and the prospectus summary. Please see pages 2 through 4 and 49 through 54 of the Amendment. All of the cited information is publicly available, other than information from the Telecommunications Industry Association, or TIA. With respect to information cited from TIA, such information is from a report we purchased from TIA. The report was not commissioned by us and is generally available to anyone for purchase for a fee of $1,800.

Business, page 57

Our Company, page 52

25.
In the first paragraph on page 53, please describe the cost advantages of the combined manufacturing and galvanizing operations in your Alvarado, Texas facility.

        Pursuant to the Staff's comment, we have described the cost advantages of the combined manufacturing and galvanizing operations in our Alvarado, Texas facility on page 56 of the Amendment.

Manufacturing Process and Quality Control, page 58

26.
We note your disclosure in the risk factor "We may be unable to retain the subcontractors we need to manufacture and install certain products. . ." on page 16. Please revise your disclosure here to discuss that in addition to your manufacturing capabilities, you engage contract manufacturers, and to the extent material, discuss the terms of such arrangements.

        Pursuant to the Staff's comment, we have revised the disclosure on page 61 of the Amendment to discuss that, in addition to our manufacturing capabilities, we engage contract manufacturers. We do not believe that the terms of such arrangements are material.

27.
In the second paragraph on page 59, please provide brief background information about Green Supplier Network and disclose the significance of being named a recognized partner of such network.

        Pursuant to the Staff's comment, we have provided brief background information about the Green Suppliers Network and disclosed the significance of being named a recognized partner of such network on page 62 of the Amendment.

Management, page 65

Board Structure and Composition, page 66

28.
Please revise your disclosure to describe the board's leadership structure, as well as to state whether such leadership structure is appropriate given the company's specific characteristics and circumstances. See Item 407(h) of Regulation S-K.

        Pursuant to the Staff's comment, we have revised the disclosure on pages 69 and 70 of the Amendment to describe the board's leadership structure, as well as to state that we believe such leadership structure is appropriate given our specific characteristics and circumstances.

Committees of the Board of Directors, page 67

29.
You disclose that you will establish the board committees prior to the "completion of the offering." To the extent that information about the members of the various committees will not be known at the time of effectiveness, please revise your disclosure accordingly.

        To the extent not already disclosed in the Form S-1, we have not yet identified the members of the various board committees. The board committees will be established, and the requisite members will be identified, prior to effectiveness of the Form S-1. We intend to file an amendment to the Form S-1 to reflect the composition of the various board committees when they are established. We understand that the Staff will need adequate time to review this information once it is provided.

Executive Compensation, page 69

30.
We note that you have not included any disclosure in response to Item 402(s) of Regulation S-K. Please advise us supplementally of the basis for your conclusion that disclosure is not necessary and describe the process you undertook to reach that conclusion.

        Our board of directors has reviewed and considered whether our compensation programs and policies create risks that are reasonably likely to have a material adverse effect on us. In that regard, we design our programs in a balanced and diversified manner while also creating significant, yet appropriate, incentives for strong performance. Our NEOs' annual performance-based compensation is subject to an individual cap and an overall annual cap of $1.6 million. We believe that our compensation programs reflect a balance of short-term, long-term, guaranteed and performance-based compensation in order not to encourage excessive risk-taking. We believe that this ensures that our NEOs focus on the health of our business and the delivery of broad performance metrics that will deliver stockholder value over time and discourages excessive risk-taking by our NEOs and other employees. Accordingly, we do not believe that any disclosure in response to Item 402(s) of Regulation S-K is warranted.

31.
Please update your executive compensation disclosure with respect to your most recently completed fiscal year ended April 30, 2010, including disclosure in the summary compensation table and the grants of plan-based awards table on page 79. We may have additional comments following the review of your revised disclosure.

        We are still in the process of completing our audited consolidated financial statements for our most recently completed fiscal year ended April 30, 2010, which we intend to include in our next amendment to the Form S-1. In response to the Staff's comment, we have updated our executive compensation disclosure for our most recently completed fiscal year ended April 30, 2010, to the extent currently possible, and, where necessary, we will provide further updates in our next amendment to the Form S-1. We note that no equity-based compensation was granted in respect of our fiscal year ended April 30, 2010, and we have revised the Form S-1 on page 82 of the Amendment to so clarify in response to the Staff's comment.

Management's Role in the Compensation Setting Process, page 70

32.
The process described in the third paragraph of your disclosure appears to constitute benchmarking for purposes of Item 402(b)(2)(xiv) of Regulation S-K. As such, your disclosure must provide a materially complete description of all of the elements considered by management is setting executive compensation, including among other things, how the advice of the compensation consultants influenced management's decision in setting executive compensation, and whether, within the targeted industries, the compensation decisions were derived from, or based on, a comparison to peer companies (including the new public companies referenced in your disclosure), disclosing these peer companies by name. To the extent that any specific elements of compensation are tied to a benchmark, please identify the benchmark and discuss where your actual payments and awards fall with respect to the benchmark. For additional guidance, see Question 118.05 of the Compliance and Disclosure Interpretations concerning Item 402 of Regulation S-K, which can be found on our website at http://www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm.

        Pursuant to the Staff's comment, we have revised the disclosure on page 73 of the Amendment to clarify that we do not use formal benchmarking procedures. In the past, our board of directors has reviewed various publicly available executive compensation information, publicly available surveys and consultant reports based on the foregoing, in each case, on an ad hoc basis in order to better understand current trends in the amount and nature of compensation practices in our industry. We have attempted generally to provide compensation that is competitive with the levels and practices of similar companies; however, we have not benchmarked any specific element of compensation to any level of peer company compensation nor developed a standard set of competitors whose compensation we review.

Base Salary, page 71

33.
Your disclosure related to Mr. de Poincy's salary increase should address how the CEO evaluated the various elements in determining the $50,000 salary increase. For example, it is unclear whether it was the company's performance, the executive's individual performance, or both that influenced the CEO in making such compensation decision. Please revise your disclosure accordingly.

        Pursuant to the Staff's comment, we have revised the disclosure on pages 74 and 75 of the Amendment to describe the factors that were considered in upwardly adjusting the base salaries of our NEOs in respect of fiscal year 2011. The disclosure does not address the $50,000 salary increase for Mr. de Poincy because such increase occurred in the fiscal year ended April 30, 2009.

Incentive Compensation, page 72

34.
Please disclose the actual level of target achievement with respect to the performance goals for the year ended April 30, 2010 (we note your disclosure in the last paragraph on page 72).

        Pursuant to the Staff's comment, we have revised the disclosure on page 76 of the Amendment to disclose the actual achievement of performance goals for the year ended April 30, 2010.

35.
Please explain why the CEO exercised his discretion with regard to the bonus paid to Messrs. Tholey and de Poincy.

        Pursuant to the Staff's comment, we have revised the disclosure on page 76 of the Amendment to reflect compensation in respect of the fiscal year ended April 30, 2010, pursuant to which no annual performance-based bonuses were paid.

Transaction Bonuses, page 73

36.
Please disclose whether the selling shareholders anticipate paying any exit bonuses in connection with the offering, as well as the anticipated size of the exit bonus pool, if known.

        Pursuant to the Staff's comment, we have revised the disclosure on pages 76 and 77 of the Amendment to include the estimated amount of exit bonus payments to our NEOs. The size of the exit bonus pool in respect of non-NEO employees has not been determined.

2009 Summary Compensation Table, page 79

37.
Please include footnote disclosure regarding the assumptions made in the valuation of the $38,950 option award to Mr. Mack by reference to a discussion of those assumptions in the financial statements, related footnotes or the MD&A. Please see Instruction 1 to Item 402(c)(2)(v) and (vi) of Regulation S-K. To the extent that this option award was granted during fiscal year 2009, please update the "Recent Sales of Unregistered Securities" section of the registration statement accordingly.

        Pursuant to the Staff's comment, we have revised the disclosure on page 82 of the Amendment to reflect that there were no equity-based awards granted in fiscal year 2009 or fiscal year 2010. The $38,950 amount previously included related to the vesting of awards granted prior to fiscal year 2009.

38.
The footnote (1) to the summary compensation table appears to be missing, and the rest of the footnotes appear to have been miss-numbered. Please revise accordingly.

        Pursuant to the Staff's comment, we have revised the footnotes to the summary compensation table on page 82 of the Amendment.

Grants of Plan-Based Awards, page 79

39.
Please disclose each award grant made to a named executive officer in the last completed fiscal year under any plan, including equity awards. See Item 402(d) of Regulation S-K.

        Pursuant to the Staff's comment, we have revised the plan-based grant disclosure on page 83 of the Amendment to include the 2010 non-equity incentive plan opportunities and to clarify that no equity-based compensation was awarded in respect of the fiscal year ended April 30, 2010.

Potential Payments Upon Termination or Change in Control, page 82

40.
Please add a total column to the table on page 83.

        Pursuant to the Staff's comment, we have added a total column to the table on page 86 of the Amendment.

Principal and Selling Shareholders, page 87

41.
Please describe the material transactions and relationships between you and each of the selling shareholders during the past three years. Please describe the transactions in which you issued the shares to be resold in materially complete terms, including the dates of the transactions, the purchase price, if any, and the number of shares received by the selling shareholders.

        Pursuant to the Staff's comment, we have described the material transactions and relationships between us and each of the selling stockholders during the past three years and the transactions in which we issued the shares to be resold in materially complete terms, including the dates of the transactions, the purchase price, if any, and the number of shares received by the selling stockholders. Please see pages 92 and 93 of the Amendment.

Description of Capital Stock, page 89

42.
Please remove the reference to the "forms" of amended and restated certificate of incorporation and bylaws. As indicated in the last bullet point on page 7, the filing of the amended and restated charter and the adoption of the bylaws should take place prior to the effectiveness of the registration statement.

  In addition, in the first paragraph of your "General" discussion, please revise the "[u]pon completion of the offering" reference to reflect a description of your capital stock at the time of effectiveness.

        Pursuant to the Staff's comment, on page 94 of the Amendment, we have removed the reference to the "forms" of amended and restated certificate of incorporation and bylaws and revised the first paragraph of the "General" discussion to reflect a description of our capital stock at the time of effectiveness.

Lock-Up Agreements, page 93

43.
Please file the lock-up agreements as exhibits to the registration statement.

        Pursuant to the Staff's comment, we have filed the form of lock-up agreement as an exhibit to the Purchase Agreement, filed as Exhibit 1.1 to the Amendment.

Material United States Federal Tax Considerations for Non-United States Holders of Common Stock, page 96

44.
You disclose that you have not obtained, nor do you intend to obtain an opinion of counsel with respect to the material tax consequences of investment in your shares, yet we note that in the exhibit index you have listed as Exhibit 8.1 the opinion of Proskauer Rose LLP related to certain material tax considerations. Please revise the registration statement accordingly.

        Pursuant to the Staff's comment, we have deleted all references to Exhibit 8.1.

45.
Please revise the last paragraph to clarify that the disclosure discusses the "material" tax consequences of investment in your shares. Use of the word "certain" implies that there could be material tax consequences that you have chosen not to discuss. In addition, please further revise your disclosure to remove the statement that the discussion is for "general information only" which could imply that the investors should not rely on the prospectus disclosures regarding the material tax consequences of investment in your shares.

        Pursuant to the Staff's comment, we have revised the last paragraph on page 104 of the Amendment to clarify that the disclosure discusses the "material" tax consequences of investment in our shares and to remove the statement that the discussion is for "general information only."

Where You Can Find Additional Information, page 106

46.
We note the disclosure at the end of the first paragraph that the statements made in the prospectus "are not necessarily complete" and that they are "qualified in all respects" by reference to the text of the contract or other document filed as an exhibit to the registration statement. Please be advised that you may not qualify information in the prospectus in this manner unless incorporation by reference or a summary of a document filed as an exhibit is required. See Rule 411(a) of Regulation C. Please revise accordingly.

        Pursuant to the Staff's comment, we have revised page 111 of the Amendment to delete the disclosure that the statements made in the prospectus "are not necessarily complete" and that they are "qualified in all respects" by reference to the text of the contract or other document filed as an exhibit to the registration statement.

Financial Statements, page F-1

General

47.
If required, please provide updated financial statements and related disclosures pursuant to Rule 3-12 of Regulation S-X.

        We intend to provide updated financial statements and related disclosures pursuant to Rule 3-12 of Regulation S-X in our next amendment to the Form S-1.

Consolidated Balance Sheet, page F-3

48.
Based on your disclosures in note 3, it is not clear to us why the amount of restricted cash was so significant at April 30, 2008. Please help us better understand the facts and circumstances related to this amount as well as the nature of the restriction and your basis for determining that changes in restricted cash should be classified as operating cash flows.

        At April 30, 2008, the restricted cash balance included $12,012,000 held in escrow in connection with the acquisition of CellXion, LLC, which was consummated on September 12, 2007. Under the terms of the acquisition agreement, $12,000,000 of the purchase price was placed into an escrow account, to be used primarily to satisfy adjustments to the purchase price as a result of earn-out provisions and other post-closing obligations. During fiscal 2009, the initial $12,000,000 escrow deposit plus $12,000 in interest earned on the escrow deposit was released from escrow. We have revised the disclosure on pages F-14 and F-24 of the Amendment accordingly. Our financial statements for fiscal 2009 issued prior to the initial filing of the Form S-1 included this payment as cash used in investing activities in fiscal 2008 and cash provided by investing activities in fiscal 2009. In our consolidated statements of cash flows included in the initial filing of the Form S-1, these amounts were inadvertently classified as operating cash flows. We have revised the Form S-1 to properly reflect such amounts as investing cash flows in our consolidated statements of cash flows. See pages F-6 and F-40 of the Amendment.

Consolidated Statements of Stockholders' Equity, page F-5

49.
Please provide us an analysis of your equity issuances and stock option grants during the periods presented. For each issuance/grant tell us:

•
the parties, including any related parties;

•
the nature of any consideration;

•
the estimated fair value and an explanation of the basis for determining fair value.

•
if the fair value estimate was contemporaneous or retrospective.

•
how the fair values reconcile to the fair value indicated by the anticipated IPO price.

Please also address any equity issuances/grants that occurred after the balance sheet date or that are expected to occur prior to the IPO.

        All fair value estimates described herein were made contemporaneously with the respective awards. As of the date of this response, we have not reconciled the fair values described herein to the anticipated IPO price, since the IPO price has not yet been determined. No equity issuances or grants are expected to occur after the balance sheet date or prior to the IPO at an exercise price lower than the IPO price.

        On March 12, 2006, an affiliate of Corinthian Capital purchased 10 shares of Sabre Communications Holdings, Inc. common stock ("Holdings Common Stock") from Sabre Communications Holdings, Inc. ("Holdings") for a cash purchase price of $10 per share, or $100 in the aggregate.

        On May 9, 2006, pursuant to the terms of a Subscription Agreement dated May 9, 2006, (i) an affiliate of Corinthian Capital purchased 1,399,990 shares of Holdings Common Stock from Holdings for a cash purchase price of $10 per share, or $13,999,900 in the aggregate, and (ii) James D. Mack, the President and Chief Executive Officer of the Company, received 150,000 shares of Holdings Common Stock from Holdings valued at $10 per share, or $1,500,000 in the aggregate, in lieu of cash proceeds to which he otherwise would have been entitled in exchange for his stock in our predecessor.

        On April 17, 2007, Holdings (i) granted 50,000 shares of restricted stock to employees of the Company at a fair value per share of $27.21, based on a contemporaneous third-party enterprise valuation, and (ii) granted 80,500 stock options to employees, including 19,000 options to Mr. Mack, at a fair value per stock option of $10.25, based on a Black-Scholes calculation utilizing the following assumptions:

  a.
  Fair value at grant: $27.21

  b.
  Exercise price: $27.21

  c.
  Expected term (years): 5

  d.
  Volatility (annualized %): 33.90%

  e.
  Dividend yield: 0.00%

  f.
  Risk-free interest rate: 4.47%

        On May 8, 2007, 25 employees of the Company exercised an aggregate of 16,100 stock options at an exercise price of $27.21 per share, 3,800 of which were exercised by Mr. Mack. The consideration paid to us in respect of the exercise price for the shares was in the form of cash paid by the employees, or was deducted from amounts that would otherwise have been payable to the employees.

        On July 19, 2007, Holdings granted 6,500 stock options to employees of the Company at a fair value per stock option of $10.25, based on a Black-Scholes calculation utilizing the following assumptions:

  a.
  Fair value at grant: $27.21

  b.
  Exercise price: $27.21

  c.
  Expected term (years): 5

  d.
  Volatility (annualized %): 33.90%

  e.
  Dividend yield: 0.00%

  f.
  Risk-free interest rate: 4.47%

        On August 1, 2007, three employees of the Company exercised an aggregate of 700 stock options at an exercise price of $27.21 per share. The consideration paid to us in respect of the exercise price was in the form of cash paid by the employees or amounts deducted from dividends that would have otherwise been payable to the employees.

        On September 12, 2007, pursuant to the terms of a Securities Purchase and Exchange Agreement dated as of June 8, 2007 (the "Purchase and Exchange Agreement") and a Securities Exchange Agreement dated June 8, 2007, we issued 913,042 shares of our common stock at a fair value per share of $32.86, including the following issuances: (i) an affiliate of Corinthian Capital purchased 546,109 shares of our common stock for an aggregate cash purchase price of $17,943,575; (ii) D.B. Zwirn Special Opportunities Fund, L.P. purchased 18,091.20 shares of our common stock for an aggregate cash purchase price of $594,427.50; (iii) ZM Private Equity Fund I, L.P. purchased 42,212.80 shares of our common stock for an aggregate cash purchase price of $1,386,997.50; and (iv) Mr. Mack purchased 83,087 shares of our common stock for an aggregate cash purchase price of $2,730,000. Of the 913,042 shares of our common stock issued on September 12, 2007, 700,000 shares were issued for cash and

213,042 shares were issued to the former members of CellXion, LLC as partial consideration for their CellXion, LLC membership interests.

        On October 1, 2007, we granted 1,500 stock options to an employee of the Company at a fair value per stock option of $5.44, or $8,160 in the aggregate, based on a Black-Scholes calculation utilizing the following assumptions:

  a.
  Fair value at grant: $16.66

  b.
  Exercise price: $16.66

  c.
  Expected term (years): 5

  d.
  Volatility (annualized %): 28.00%

  e.
  Dividend yield: 0.00%

  f.
  Risk-free interest rate: 4.08%

        On January 28, 2008, we granted 11,000 shares of restricted stock to James M. Tholey, our Executive Vice President and Chief Financial Officer, at a fair value per share of $7.65, or $84,150 in the aggregate, based on an internal enterprise valuation using a third-party model.

Note 2. Summary of Significant Accounting Policies. Revenue Recognition, page F-10

50.
Based on your disclosure that your products are manufactured to strict customer specifications, please clarify if your sales contracts contain or require customer acceptance. If they do, please clarify if and how customer acceptance provisions are considered in your revenue recognition policies.

        Our sales contracts contain customer acceptance provisions. However, we typically recognize revenue upon delivery because our products already meet all of the criteria and specifications in the customer acceptance provisions. We perform quality control inspections on the products we ship and consistently deliver products that meet the customer acceptance provisions. Because we have legally transferred title and risk of loss upon delivery of our products, have the ability to test the customer acceptance provisions and have a history of meeting quality requirements, we believe that revenue recognition upon delivery is appropriate.

51.
Please help us better understand your disclosures in the last paragraph, including if you provide separate erection and installation services to customers, what those services entail, how long they take, and what you mean by the disclosure that you recognize revenue upon the completion of "each phase" of the erection and installation process.

        Customers request that we install only a relatively small percentage of the towers we manufacture and sell. We do not offer installation services for our electric transmission and distribution poles. Installation services accounted for less than 8% and 9% of our total net sales for the year ended April 30, 2009 and the nine months ended January 31, 2010, respectively.

        The pricing for towers sold without any related installation services and for towers sold in conjunction with related installation services is the same. We typically engage third-party subcontractors to perform installation services and charge our customers a standard markup for such services. Our towers and installation services are each priced at fair value, since they are often sold on a stand-alone basis. We recognize revenue on the sale of a tower at the time it is delivered, at which point we believe we have satisfied the necessary revenue recognition criteria set forth in ASC 605-15, including: (i) persuasive evidence that an arrangement exists; (ii) delivery has occurred; (iii) pricing is fixed or determinable; and (iv) collectability is reasonably assured. Since our towers are built to customer specifications and we have demonstrated a history of delivering products that meet specified customer criteria, the delivery criterion is considered to be satisfied when title and the risk and rewards of ownership transfer to the customer.

        Generally, the services we perform with respect to tower installation fall into one of three phases: (i) civil work; (ii) foundation installation; and (iii) tower erection. Civil work may include such services as site preparation, construction of access roads and installation of fences at the site. Foundation installation consists primarily of excavation and the pouring of concrete to anchor the tower to the ground. Tower erection consists of assembling and constructing the tower and the installation of related appurtenances. Each of the three phases is generally completed within less than one month, resulting in completion of the total site within less than three months from start to finish. Revenue is recognized at the completion of each of the services performed or phases completed, in accordance with the revenue recognition guidelines.

        We believe that each deliverable is a separately identifiable accounting unit, as determined under the criteria of ASC 605-25, Multiple-Element Arrangements, as each deliverable has value to the customer on a stand-alone basis, has no general right of return once the service has been performed and has an objectively determined fair value. With respect to the determination of the fair value of each deliverable, customers generally receive a proposal that separately states the sales price of each deliverable, and the customer can purchase certain services or all services offered, with no change in the price per deliverable regardless of which services are selected. The prices quoted by our subcontractors performing services further support the fair values of each deliverable.

Note 8. Long-Term Debt, page F-17

52.
Please explain to us how you determined the fair value of the warrants. Please also provide us a summary of the terms of the warrants and your basis for determining that classifying the warrants in permanent equity is appropriate.

        We utilized the Black-Scholes pricing model to determine the fair value of the warrants at the time of their issuance in 2006.

        The warrants were originally granted in connection with the Sabre Communications Holdings transaction pursuant to which an affiliate of Corinthian Capital acquired control of the Company. The warrant holders participated in the transaction by providing debt, purchasing shares of common stock and obtaining the warrants.

        The following summarizes the key terms of the warrants:

  •
  134,783 warrants are issued and outstanding;

  •
  the warrants were immediately exercisable at issuance at an exercise price of $0.01 per share of common stock; and

  •
  the warrants expire in May 2016 (10-year life).

        The warrants were not attached to the debt directly nor do they contain provisions that would require them to be accounted for as a liability under the terms of ASC 480-10-05-2. ASC 815-10-15-83 would not be applicable as there was a significant investment in order to receive the warrants ($35.2 million). Also, the warrants would not be considered derivative instruments in accordance with ASC 815-10-15-99, as there is no net settlement feature present. Although the warrants are not specifically referenced in the debt agreement, the debt, equity shares and warrants were entered into contemporaneously, and, accordingly, we evaluated the fair value of each component.

        The following outlines the fair value of the respective components:

  •
  Debt: $30 million(1)

  •
  Equity: $4.1 million(2)

  •
  Warrants: $1.1 million(3)

(1)
The debt fair value was determined based on the actual value of the proceeds received and that are required to be repaid. The interest rates on the loans were prime + 3.5% for $17 million and prime + 4.25% for the remaining $13 million.

(2)
The equity was valued at the $10 per share paid by the warrant holders for their shares, less the amount viewed as a control premium paid by Corinthian Capital. The control premium was determined by dividing the $5.2 million received for the shares by the total number of shares and share equivalents (520,000 shares plus 134,783 warrants to purchase shares), resulting in a per share price paid by the warrant holders of $7.94 per share. This control premium is approximately 20%, which is deemed to be a reasonable control premium.

(3)
The warrant value was determined using a Black-Scholes valuation model with the following assumptions:

a.
Fair value at grant of $7.94 ($10 less the control premium—see discussion above).

b.
Exercise price of $0.01 per share.

c.
Estimated term of five years on a 10-year life, as an estimate of when the next liquidity event which would provide the necessary incentive for the warrant holders to exercise warrants that are significantly "in the money" would occur.

d.
Volatility of 32.2%, derived from the 2006 publicly available proxy statement of Valmont Industries, Inc., one of the Company's main competitors and a reporting company.

e.
Dividend yield estimated at zero.

f.
No forfeiture estimates were included as all of the warrants were immediately exercisable.

        The fair value of $7.94 per share was used because that was the share price paid by Corinthian Capital, less a control premium applied to differentiate between the per share price paid by Corinthian Capital and the minority holders.

        The value of the warrants is included in "Additional paid-in capital" in our consolidated balance sheets. Since the debt is presumed to be at fair value, the equity shares acquired by the warrant holders included a minority discount. As calculated above, the control premium paid by Corinthian Capital was about 20%, which is deemed to be a reasonable control premium.

Note 20. Segment Reporting, page F-32

53.
Please demonstrate to us how you determined that the aggregation of your operating segments into two reportable segments is appropriate and complies with the aggregation criteria in ASC 280-10-50-11, including similar economic characteristics.

        In response to the Staff's comment, we advise the Staff that our management and board of directors operate and manage our business on a day-to-day basis through the two reportable segments disclosed in the Form S-1, and have organized our management structure accordingly. Set forth below is a summary of the process we undertook to evaluate aggregation of our various operating segments into two reportable segments, in order to comply with the reporting disclosure requirements outlined in ASC 280—Segment Reporting.

        Operating segments often exhibit similar long-term financial performance if they have similar economic characteristics. For example, similar long-term average gross margins for two operating segments would be expected if their economic characteristics were similar.

        Two or more operating segments may be aggregated into a single reportable segment if (i) aggregation is consistent with the objective and basic principles described above, (ii) the operating segments have similar economic characteristics and (iii) the operating segments are similar with respect to:

  a.
  the nature of the products and services;

  b.
  the nature of the production processes;

  c.
  the type or class of customer for their products and services;

  d.
  the methods used to distribute their products or provide their services; and

  e.
  if applicable, the nature of the regulatory environment (e.g., banking, insurance or public utilities).

        Based on our assessment of our operating segments and consideration of the aggregation criteria more fully discussed below, we aggregated our six operating segments into our wireless communications infrastructure and electric T&D infrastructure reportable segments.

        With these considerations in mind, we included our operating segments within each of our reportable segments as follows:

  1.
  Our wireless communications infrastructure reportable segment includes the Sabre Towers and Poles (STP), Sabre Site Solutions (SSS), CellXion (CX) and CellXion Wireless (CXW) operating segments. Taken together, these operating segments deliver the broad suite of wireless communications infrastructure products and services required to develop wireless communications cell sites. In addition, these operating segments demonstrate similar economic characteristics, including comparable gross margins, and exhibit similarities in each of the following areas:

            a.     Nature of Products and Services

            The activities of each of these operating segments allow us to provide turn-key solutions and deliver complete and fully operational wireless sites to our customers in this market, including WSPs and broadcast companies. The four operating segments within the wireless communications infrastructure reportable segment together meet the delivery needs of our customers in the wireless communications industry. The end use and purpose of these products and services for the customer are to complete a new wireless site, including the pole/tower, shelter, construction of the site and any subsequent parts needed to maintain the pole/

    tower. Thus, each of these operating segments have similar degrees of risk and opportunities for growth.

            b.     Nature of Production Processes

            The production processes for each of these operating segments is similar. Subsequent to receiving an order, customized engineering and drafting produces the design of the unique structure, shelter and component parts that will be used in the wireless site. The next stage of production requires labor-intensive fabrication, turning raw materials, including steel, concrete and electronics, into finished goods. While some of the operating segments provide construction services, these services are necessary for the construction of the wireless site. While the raw materials may be different, the production processes are similar and the end products each contribute to the completion of the site. The final stage requires on-site structure erection, component installation and configuration through the construction of the components and customized design work. Engineers and specialists across the operating segments work together to complete the final site.

            c.     Type or Class of Customers

            The type or class of customer for the products and services of these operating segments is similar. Wireless service providers, such as Verizon, AT&T and US Cellular, and build-to-suits, such as American Tower Corporation, Crown Castle International and SBA Communications, represent a significant majority of the customer base for each of these operating segments. Management's marketing and promotional efforts deliver a similar message across all of these operating segments and there is a common sales force within our wireless communications infrastructure reportable segment.

            d.     Distribution Methods

            The methods used to distribute the products or provide the services of these operating segments is similar. Poles are generally constructed at our manufacturing sites and then shipped to the location using truck freight. Then, either we finish the construction process on-site and install the pole, or the customer completes the pole using its own or a third party's capabilities. For shelters, the substantially complete unit is delivered to the site where the final installation takes place. Despite the fact that we perform portions of the construction process in the shop instead of on-site, the end location is the same and the general construction/fabrication processes are similar. We distribute of our wireless communications infrastructure products through a network of centrally located manufacturing facilities.

2.
Our electric T&D infrastructure reportable segment includes the Sabre Tubular Structures (STS) and Sabre Galvanizing (SG) operating segments. These operating segments demonstrate similar economic characteristics and exhibit similarities in each of the following areas:

            a.     Nature of Products and Services

            The activities for each of these operating segments is similar. In contrast to our wireless communications infrastructure reportable segment, where the end user purchases a complete system, our electric T&D infrastructure reportable segment only supplies galvanized or weathering steel structures (poles and arms), and not the components, site identification or construction services. However, we provide these structures for a chain of locations in the electrical transmission grid. Thus, they have similar end uses.

            b.     Nature of Production Processes

            The production processes for each of these operating segments is similar. Unlike our wireless communications infrastructure reportable segment, in which we almost always perform customized engineering and drafting, our electric T&D infrastructure customers frequently provide their own specifications. With these specifications, plate steel is cut, pressed (bent) and welded into pole segments and arms. Depending on the preferences of the customer, these structures can either be galvanized, which requires one extra step in the production process, or manufactured with weathering steel. At this point the product is complete and ready for shipment to the customer's desired location. Both of these operating segments share common production facilities and a common labor force in Alvarado, Texas.

            c.     Type or Class of Customers

            The type or class of customer for the products and services of these operating segments is similar. Large utilities and electrical transmission companies represent a significant majority of the customer base for each of these operating segments.

            d.     Distribution Methods

            The methods used to distribute the products or provide the services of these operating segments is similar. The pole segments and arms, whether galvanized or manufactured with weathering steel, are distributed to the customers on multiple truckloads.

        From the perspective of our Chief Operating Decision Makers ("CODM"), our economic performance, prospects for future cash flows and market value are driven primarily by the macroeconomic indicators of the wireless communications and utility industries. One of the leading macroeconomic indicators is the capital expenditure ("CAPEX") forecast for each of these markets. For example, according to TIA, in fiscal 2010, the CAPEX forecast for the wireless communications industry decreased in comparison to the prior year forecast, and our economic performance, including cash flows from operations, decreased in each of our operating segments aggregated under our wireless communications infrastructure reportable segment. In contrast, according to EEI, the fiscal 2010 CAPEX forecast for the utility industry increased from the forecast for the prior year and our operating segments aggregated under our electric T&D infrastructure reportable segment experienced significant growth.

        In addition, the end users of our products and services are ultimately in the market for completed wireless communications sites and electric T&D structures.

        Our approach to segment reporting is similar to that of our competitors that are reporting companies. Our competitors' segments are aligned with the products that they deliver to their customers in their corresponding markets, which are wireless communications sites and electric T&D structures.

        The economic characteristics, including gross margins and sales growth rates, for the operating segments within each of our reportable segments are similar. Our CODMs consider operating segments to have similar economic characteristics when they have gross margins within 5% of one another over a representative period of time. For the purpose of comparing economic characteristics in the wireless communications infrastructure reportable segment, we used a five-year average, including historical and forward-looking gross margins, because each of the operating segments was fully operational during such period. Gross margins for our wireless communications infrastructure operating segments were each within 5% of one another, with a median gross margin of 21.5%. Our electric T&D infrastructure operating segments also demonstrate similar gross margins, with a median gross margin of 21.4%. For the electric T&D infrastructure reportable segment, we used a three-year average, beginning with the 2010 fiscal year because the 2010 fiscal year was the first year that Sabre Galvanizing was fully operational. The sales growth trends among our operating segments in each of our reportable segments for the past three years demonstrate period over period similarities. Each of our wireless communications infrastructure operating segments experienced positive growth from fiscal 2008 to fiscal

2009 and negative growth from fiscal 2009 to fiscal 2010, while each of our electric T&D infrastructure operating segments had consistently strong positive growth during each such period.

        As a result of the similar economic characteristics, production processes and other characteristics noted above, we have determined that wireless communications infrastructure and electric T&D infrastructure are the appropriate two reportable segments for us.

54.
Please provide product line disclosures as required by ASC 280-10-50-40.

        In response to the Staff's comment, we reviewed the requirements outlined in ASC 280-10-50-40 relating to product line disclosures for each group of similar products and we believe that our product line disclosures for each group of similar products are adequately disclosed within the segment reporting footnote as required by ASC 280 on pages F-32 through F-34 of the Amendment.

Note 21.    Related Party Transactions, page F-34

55.
Please disclose related party sales on the face of the consolidated statements of operations as required by Rule 4-08(k) of Regulation S-X.

        We note the Staff's comment and respectfully note that related-party sales for the year ended April 30, 2009 and the nine months ended January 31, 2010 were only $4,578,120 and $363,368, respectively, or 1.52% and 0.19%, respectively, of net sales. We respectfully submit that these amounts are not material and do not warrant separate disclosure on the face of the consolidated statements of operations. We have added disclosure regarding the aggregate amounts of related-party sales for all applicable periods to Note 21—Related Party Transactions, on page F-34 of the Amendment, and Note 19—Related Party Transactions, on page F-52 of the Amendment.

Note 24.    Subsequent Event, page F-36

56.
Please disclose the initial terms of the contingent consideration and address the facts and circumstances related to the subsequent litigation.

        Pursuant to the Staff's comment, we have disclosed on pages F-36, F-37 and F-53 of the Amendment the initial terms of the contingent consideration and addressed the facts and circumstances related to the subsequent arbitration. We have also expanded the disclosures to describe our preliminary annual impairment assessments.

Part II

Item 16. Exhibits and Financial Statement Schedules, page II-3

57.
Please note that with respect to the amended and restated certificate of incorporation and bylaws (Exhibits 3.02 and 3.04, respectively), you must file copies of your charter and bylaws as currently in effect prior to the effectiveness of the registration statement. See Item 601(b)(3) of Regulation S-K.

        Copies of our charter and bylaws as currently in effect prior to the effectiveness of the registration statement were filed as Exhibits 3.1 and 3.2 to our initial filing. We have added a parenthetical next to each such Exhibit in the Exhibit Index to reflect that the document is currently in effect prior to the effectiveness of the registration statement.

58.
It appears that you have not filed the schedules and exhibits to the Credit Agreement dated June 26, 2007 (Exhibit 10.6). Please file the complete copy of your credit agreement as an exhibit with your next amendment.

        Pursuant to the Staff's comment, we have filed a complete copy of the Credit Agreement dated June 26, 2007 (Exhibit 10.6), including the schedules and exhibits thereto, with the Amendment.

Item 17. Undertakings, page II-5

59.
Please tell us why you have included numbered paragraphs (3) and (4) in your undertakings. In this regard, we note that your offering is not being registered pursuant to Rule 415 under the Securities Act of 1933, as amended.

        Pursuant to the Staff's comment, we have deleted numbered paragraphs (3) and (4) in our undertakings.

*    *    *    *    *    *

        This is to acknowledge that:

  •
  should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

  •
  the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

  •
  the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        We would appreciate your prompt review of these materials and your prompt notification to us if you have further comments or questions. Please contact me should you have any questions or additional comments.

Very truly yours,
/s/ JULIE M. ALLEN
Enclosures

cc:	James D. Mack (Sabre Industries, Inc.) James J. Junewicz (Winston & Strawn LLP) David A. Sakowitz (Winston & Strawn LLP)